File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                    Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                    No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___________.]

Monthly Sales Report— March 2007	3

Regulated Announcement for the month of March 2007	4 ~ 5

Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2007
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2007.
     Sales volume (NT$ : Thousand)

Time	Item	2007	2006	Changes	(%)
March	Invoice amount	1,912,743	1,656,551	+256,192	15.47%
March	Net Sales	1,885,687	1,652,371	+233,316	14.12%
     Funds lent to other parties (NT$ : Thousand) :

	Bal. As of	Bal. As of	Limit of lending
	February, 2007 end	March, 2007 end
MXIC	0	0	14,914,542
MXIC’s subsidiaries	0	0	6,263,939
     Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	March	Bal. As of period end
MXIC	14,914,542	0	1,939,074
MXIC’s subsidiaries	5,038	0	0
MXIC endorses for subsidiaries		0	1,939,074
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose : None
4-2 Hedging purpose (for assets / liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2007
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of March 2007.
     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of
		shares held
		when elected
		(for Directors,	Number of
		Supervisors	shares held as	Number of shares
		and Executive	February	held as
Title	Name	Officers)	28,2007	March 30,2007	Changes
Chairman & President	Miin Wu	30,932,711	18,055,841	18,075,841	+20,000
Associate Vice President	C.D.Lin	0	1,007,123	987,123	-20,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10%shareholders : None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
February 28,2007	February 28,2007	March 30,2007	March 30,2007
1,628,984.7	16,289,847	1,628,984.7	16,289,847

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2007
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of March 2007.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD .
Date: April 16, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center